Filed by Shift Technologies, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Shift Technologies, Inc.

Commission File No: 001-38839

Date: August 9, 2022

SHIFT TECHNOLOGIES EMPLOYEE EMAIL

EMAIL SUBJECT: [all@] Jeff’s promotion to CEO!!

Dear Shift team members,

Just a few minutes ago, we publicly released a number of significant announcements. We will discuss these in greater detail on our earnings call today at 2pm PT and there will be internal discussions today and tomorrow. However, before we do, I wanted to bring a few things to your attention.

The announcements today include:

•	Strong Q2 results
•	An updated strategic plan
•	Our merger with CarLotz, which, when coupled with our new plan, will enable us to be fully funded until we achieve profitability in 2024
•	Promotion of Jeff Clementz, our President, to be Shift’s next Chief Executive Officer, effective September 1, 2022

As our next leader, Jeff will follow up with you shortly about the first three items.

Meanwhile, as the Chair of Shift’s Board of Directors, I do want to take this opportunity to speak to you in more detail about the exciting news of Jeff’s elevation to CEO.

Last year, Shift’s Board of Directors, Toby, and I together engaged in a comprehensive, thoughtful, and focused succession planning exercise, to help ensure that the company had the right leadership for the long-term. Our ideal candidate was an executive with a track record of operational excellence, experience in product leadership, and capability to deeply understand complex e-commerce marketplace dynamics. It is with this in mind that we hired Jeff Clementz as our President, with the hope of eventually seeing him elevated to the CEO role.

Jeff has played an instrumental role in driving the new business focus areas we announced today, as well as our acquisition of Fair and merger with CarLotz. He has done a fantastic job leading our team and motivating us to go after audacious goals. He is extremely well positioned to succeed as CEO. It is with full confidence in Jeff’s abilities to lead Shift to a great, profitable future that the Board is promoting him. Congratulations, Jeff!

In the earnings call, we will also be describing a new business plan for the Shift core business that, we anticipate, both achieves profitability in 2024 and is fully funded. I believe this updated strategy will secure Shift’s long-term potential, but it does come with a heavy toll — the need to eliminate roles across our corporate team and at our hub locations. For this reason, the decision to pursue this strategy was very difficult - perhaps the hardest one I’ve faced in my nine years as CEO. I am very aware of the impact that this decision has on our team members. I want to express my deep appreciation for all that our affected team members have done over the years for Shift and our customers. I certainly wish that this decision was not necessary. As Shift’s founder and CEO, I was the responsible party for our growth trajectory, and am also responsible for challenges caused by the changes we are making today - this is on me.

Building your own company is an incredible journey for anyone, especially for a gay kid born in the USSR, where private enterprise and homosexuality were illegal. I am so grateful to my co-founders, investors, and team members who played a critical role in our journey, and to my husband and children, for sharing me with Shift, which has been like a first born child to me. Thank you all for believing in our vision and giving it your all!

I want to one more time extend deep congratulations to Jeff and express how excited I am about all the great things I expect him to achieve as our CEO. As we make the CEO transition, I will remain the Chairman of Shift’s Board of Directors. The Board is very confident that Jeff is the right leader at the helm, and we will support his success in every way we can. Moving forward, I will largely not be communicating with the team; Jeff will be a great leader for us all, and like you, I will be looking to him for direction.

Thank you,

George

--

George Arison

Chief Executive Officer

* * *

Important Additional Information

In connection with the proposed transaction, Shift Technologies, Inc. (“Shift” or the “Company”) intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), that will include a joint proxy statement of Shift and CarLotz, Inc. (“CarLotz”), that also constitutes a prospectus of Shift (the “joint proxy statement/prospectus”). Security holders of Shift and CarLotz are urged to carefully read the entire registration statement and joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive joint proxy statement/prospectus will be sent to Shift’s shareholders and to CarLotz’s shareholders. Security holders will be able to obtain the registration statement and the joint proxy statement/prospectus from the SEC’s website or from Shift or CarLotz as described in the paragraph below.

The documents filed by Shift with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from Shift by requesting them by mail at 290 Division Street, Suite 400, San Francisco, California 94103. The documents filed by CarLotz with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from CarLotz by requesting them by mail at 3301 W. Moore St., Richmond, Virginia 23230.

Participants in the Solicitation

Shift, CarLotz and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of CarLotz is set forth in the definitive proxy statement for CarLotz’s 2022 annual meeting of stockholders, as previously filed with the SEC on April 29, 2022 and in CarLotz’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 15, 2022, as supplemented by CarLotz subsequent filings with the SEC. Information about the directors and executive officers of Shift and their ownership of Shift shares is set forth in the definitive proxy statement for Shift’s 2022 annual meeting of stockholders, as previously filed with the SEC on June 26, 2022. Free copies of these documents may be obtained as described in the paragraph above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties. Shift’s and CarLotz’s experience and results may differ materially from the experience and results anticipated in such statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the stockholders of Shift or CarLotz for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Shift or CarLotz; (5) the ability of Shift and CarLotz to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in Shift’s and CarLotz’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Shift’s and CarLotz’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Shift and CarLotz undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.